Williamsburg
Investment Trust

October 17, 2013
FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Williamsburg Investment Trust (the “Trust” or the “Funds”)
File Nos. 811-5685; 33-25301
Response to Comments on Form N-CSR for Fiscal Year Ended March 31, 2013

Ladies and Gentlemen:

Ms. Christina DiAngelo Fettig of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) recently contacted us to provide comments on the Trust’s Form N-CSR for the fiscal year ended March 31, 2013.  The following are the comments provided and the Trust’s response to each:

1. If the Flippin, Bruce & Porter Funds’ use of covered call options (i.e. derivatives) had a material impact on the Funds’ performance during the past fiscal year, such effect should be discussed in Management’s Discussion of Fund Performance.

RESPONSE:  The use of covered call options by the Flippin, Bruce & Porter Funds did not have a material impact on the Funds’ performance during the fiscal year ended March 31, 2013.  Management’s Discussion of Fund Performance in future shareholder reports will reflect the impact of the use of derivatives on Fund performance, if material.

2. If any payables to trustees existed at the end of the fiscal year, they should be disclosed separately in the Statement of Assets and Liabilities.

RESPONSE:  No payables to trustees existed from any of the Funds as of March 31, 2013.

3. The Staff calculated the ratio of net investment income to average net assets to be 2.37% for the Davenport Value & Income Fund and 1.83% for the FBP Appreciation & Income Opportunities Fund, compared to the ratios reported in the Financial Highlights of 2.43% and 1.91%, respectively.  Please explain how the ratios in the Financial Highlights were calculated.

RESPONSE:  We have reviewed the calculations of the ratios of net investment income to average net assets reported in the Financial Highlights for the Davenport Value &

Income Fund and the FBP Appreciation & Income Opportunities Fund and have determined that the Staff’s calculations are correct.  Certain book/tax adjustments made during the course of the preparation of the financial statements of the Davenport Value & Income Fund and the FBP Appreciation & Income Opportunities Fund were not appropriately reflected in the calculations of the ratios reported in the Financial Highlights.  In future shareholder reports, such book/tax adjustments will be appropriately reflected in the calculation of the ratios of net investment income to average net assets and the ratios for the Davenport Value & Income Fund and the FBP Appreciation & Income Opportunities Fund for the fiscal year ended March 31, 2013 will be corrected.

4. Pursuant to FASB ASC 815-10-50-1A, the footnotes to the Annual Report for the Flippin, Bruce & Porter Funds should include a discussion of the objectives and strategies of the Funds for the use of derivative instruments.

RESPONSE:  The footnotes to the Flippin Bruce & Porter Funds’ Annual Report currently contain the disclosure “When the Funds’ investment adviser believes that individual portfolio securities held by the Funds are approaching the top of the adviser’s growth and price expectations, the Funds may write covered call options,” which was intended to address the requirements of FASB ASC 815-10-50-1A.  The footnotes to future shareholder reports for the Flippin, Bruce & Porter Funds will include enhanced disclosure to more fully address the Funds’ objectives and strategies for the use of any derivative instruments they hold.

5. It is recommended that the footnotes to shareholder reports identify whether a fund is diversified or non-diversified.  The footnotes to the Annual Reports for the Jamestown Funds and the Government Street Funds for the fiscal year ended March 31, 2013 do not contain such disclosure.

RESPONSE: The footnotes to future shareholders reports for the Jamestown Funds and the Government Street Funds will identify whether each fund is diversified or non-diversified.

6. Please confirm that the Actual Fund Return used to calculate expenses in the “About Your Funds’ Expenses” section of the Jamestown Funds’ Annual Report does not include the expenses reimbursed pursuant to the Funds’ directed brokerage arrangements.

RESPONSE: The Actual Fund Return used to calculate expenses in the “About Your Funds’ Expenses” section of the Jamestown Funds’ Annual Report does include the expenses reimbursed pursuant to the Funds’ directed brokerage arrangements; however it will not be included in the calculation for future shareholder reports.  The inclusion of the expenses reimbursed did not have a material impact on the calculations.

7. Pursuant to Rule 30e-1 under the Investment Company Act of 1940, the Annual Report for the Flippin, Bruce & Porter Funds for the fiscal year ended March 31, 2012 should have included a discussion of the Funds’ Special Meeting of Shareholders held on December 1, 2011.

RESPONSE: Future shareholder reports will include a discussion of any matters submitted to shareholders during the period covered by the report.

We acknowledge that:

•	The Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to such filings;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3402 if you have any questions.

Very truly yours,

/s/ Mark J. Seger

Mark J. Seger
Treasurer